1934 Act Registration No. 1-12118

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECD S.E.C.
SEP 18 2002
1086


02058004

FORM 6-K

Report of Private Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
9/1/02

For the Month of September , 2002

Ek Chor China Motorcycle Co. Ltd.

(Translation of registrant's name into English)

21st Floor,
Far East Finance Centre,
16 Harcourt Road,
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ________)

Information furnished on this form :

(1) Press release, dated September 17, 2002, by the Registrant relating to the announcement of unaudited financial results for the six months ended June 30, 2002.

EXHIBIT

Exhibit Number		Page
1.1	Press release, dated September 17, 2002, by the Registrant relating to the announcement of unaudited financial results for the six months ended June 30, 2002.	3



EK CHOR CHINA MOTORCYCLE CO. LTD.

易初中國摩托車有限公司

(incorporated in Bermuda with limited liability)

For Immediate Release

To: Business Editors

**EK CHOR CHINA MOTORCYCLE CO. LTD.
ANNOUNCES 2002 MID-YEAR RESULTS**

HONG KONG, September 17, 2002 - Ek Chor China Motorcycle Co. Ltd. ("Ek Chor China" or the "Company"; NYSE: EKC), today announced its unaudited results for the six months ended June 30, 2002.

Highlights

- Net income – RMB18.5 million (US$2.2 million) (2001: RMB20.2 million).
- Earnings per share - RMB1.06 (US$0.13) (2001: RMB1.15).
- Share of net income of joint ventures and associated companies - RMB29.1 million (US$3.5 million) (2001: RMB28.6 million).

Overview

The motorcycle business of Ek Chor China continued to be highly competitive in the first half of 2002. Luoyang Northern Ek Chor Motorcycle Company Limited reported a loss for the period but was able to grow its sales volume, which could form the foundation for a turnaround by year end. Taking into consideration the competitive market environment, we believe the operating results of our parts manufacturing ventures were satisfactory. Shanghai-Ek Chor General Machinery Co., Ltd., Zhanjiang Deni Carburetor Co. Ltd. and Shanghai Ek Chor Nissei Co., Ltd. performed in line with the Company's expectations.

We expect the competitive business conditions in the People's Republic of China (the "PRC") to continue through the second half of 2002. Nevertheless, we aim to achieve better operating results for the year through our continuous efforts in improving operating efficiencies, exploring new markets and cost control.

CORRESPONDENCE ADDRESS: 21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG.
TELEPHONE: 2520 1601 FAX: 2861 2514

Brief review of the results of the Company's existing ventures for the six months ended June 30, 2002

- **Luoyang Northern Ek Chor Motorcycle Company Limited ("Luoyang Motorcycle")**

  Sales for the first six months of 2002 were RMB381.8 million (US$46.1 million), representing an increase of 9.6% over the same period last year. Net loss for the period was RMB16.2 million (US$2.0 million) (2001: RMB7.7 million). Due to effective cost reduction and expenses control, the company was able to reduce its unit selling price to compete in the market. The increase in total sales turnover could form the foundation for a turnaround in the second half of the year.

  Luoyang Motorcycle's total unit sales were 135,198 units for the period, an increase of 43.7% over the same period last year. Unit sales of the 90cc model, 100cc model and 125cc model were 47,852 units, 36,432 units and 23,202 units respectively, representing increases of 6.1%, 29.1% and 99.2% respectively, over the same period last year.

  The Company owns an effective 55% interest in Luoyang Motorcycle.

- **Shanghai-Ek Chor General Machinery Co., Ltd. ("Shanghai Machinery")**

  Shanghai Machinery continued to generate satisfactory growth in the sale of automotive air conditioner compressors during the first six months of 2002. Total sales for the period were RMB560.2 million (US$67.7 million), representing an increase of 6.5% over the same period last year. Net income was RMB56.8 million (US$6.9 million), representing an increase of 6.4% over the same period last year (2001: RMB53.4 million). Strict production and cost control has led to an overall increase of performance and profit. The company has reached its targeted performance level for the first half of the year, and is expected to meet the target performance for the year.

  Shanghai Machinery sold 479,578 automotive air conditioner compressors and 240,809 receiver-dryers during the first six months of 2002, representing increases of 31.1% and 9.0% respectively, over the same period last year.

  The Company owns an effective 50% interest in Shanghai Machinery.

- **Zhanjiang Deni Carburetor Co. Ltd. ("Deni Carburetor")**

  Sales for the first six months of 2002 were RMB116.7 million (US$14.1 million), compared to RMB100.1 million in the same period last year, representing an increase of 16.6%. Net income during the first half of 2002 increased 32.2% to RMB19.7 million (US$2.4 million), compared to RMB14.9 million during the same period last year.

  Deni Carburetor sold 1,594,462 sets of motorcycle carburetors and 7,577 sets of automotive carburetors, representing an increase of 59.3% and a decrease of 42.6%

respectively, over the same period in 2001. A reduction in the production of automotives with carburetors by a major customer is the primary reason for the decline in automotive carburetor sales. However, the venture was able to switch its effort to focus on motorcycle carburetors sales and achieved a large increase in the sales volume of motorcycle carburetors and revenue from such sales. The overall increase in sales revenue, together with an effective cost control leading to an increase in gross margin, has resulted in an increase in overall performance and net income.

The Company owns an effective 28% interest in Deni Carburetor.

- **ECI Metro Investment Co., Ltd. ("ECI Metro")**

  ECI Metro is a dealer of a full range of Caterpillar products in several provinces in the PRC. Sales for the first six months of 2002 were RMB199.5 million (US$24.1 million), compared to RMB148.4 million in the same period last year, representing an increase of 34.4%. ECI Metro generated a net income of RMB5.2 million (US$0.6 million) during the first half of 2002, a significant improvement from the net income of RMB0.1 million generated during the same period last year. Although there was a slight drop in gross margin, the 34.4% increase in sales has led to an increase in net income.

  The Company owns an effective 50% interest in ECI Metro.

- **Shanghai Ek Chor Nissei Co., Ltd. ("Shanghai Nissei")**

  Shanghai Nissei manufactures speedometers for motorcycles and automotives as well as air conditioner remote controls. Sales for the first six months of 2002 were RMB43.5 million (US$5.3 million), compared to RMB48.6 million in the same period last year, representing a decrease of 10.5%. The decrease in sales from 2001 was attributable to the extraordinary high sales of air conditioner remote controls in the same period last year. Net income during the first half of 2002 was RMB5.6 million (US$0.7 million), representing a decrease of 18.8% as compared to RMB6.9 million during the same period last year.

  The Company owns an effective 34% interest in Shanghai Nissei.

Sale of Investment

The Company's wholly-owned subsidiary, Ek Chor Investment Company Limited ("ECI"), entered into a sale and purchase agreement on July 22, 2002 relating to the disposal of its entire 43% interest in Hong Kong Ek Chor Nissei Company Limited ("Nissei") (the holding company of Shanghai Nissei) to Nippon Seiki Co., Ltd., which currently owns a 43% interest in Nissei, for a consideration of US$5,363,820. The disposal is expected to be completed no later than September 30, 2002.

Dividends

The Board of Directors has decided not to declare any dividend in respect of the six months ended June 30, 2002 (2001: nil).

* * *

Exchange Rate Note : Certain amounts herein have been translated from Renminbi ("RMB"), the legal tender currency in the PRC, into U.S. dollars ("US$") solely for the convenience of the reader, using the unified exchange rate as quoted by the People's Bank of China of RMB8.28 = US$1.00 on June 30, 2002. No representation is made that RMB could have been, or could be, converted into US$ at that rate or any other rate, or at all.

* * *

Ek Chor China is a Bermuda incorporated holding company which owns interests in and actively manages sino-foreign joint ventures in the PRC. These ventures are engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors, and certain other automotive instrumentation parts and components. The Company has considered and will consider from time to time divestment of its interests when presented with attractive opportunities. The Company's common shares are listed on the New York Stock Exchange under the symbol EKC.

Key financial highlights for the six months ended June 30, 2001 and 2002:
(All figures in RMB million, except per share figures which are in RMB)

	2001	2002
The Company		
Share of net income of joint ventures and associated companies	28.6	29.1
Income before income taxes and minority interests	20.2	18.5
Net income	20.2	18.5
Earnings per share	1.15	1.06
Luoyang Motorcycle		
Net sales	348.2	381.8
Operating loss	(20.0)	(34.6)
Loss before income taxes and minority interests	(7.2)	(16.2)
Net loss	(7.7)	(16.2)
Shanghai Machinery		
Net sales	525.8	560.2
Operating income	82.6	84.6
Income before income taxes	73.8	78.5
Net income	53.4	56.8
Deni Carburetor		
Net sales	100.1	116.7
Operating income	19.5	25.6
Income before income taxes	17.0	22.6
Net income	14.9	19.7
ECI Metro		
Net sales	148.4	199.5
Operating income	0.4	4.2
Income before income taxes	0.6	5.7
Net income	0.1	5.2
Shanghai Nissei		
Net sales	48.6	43.5
Operating income	7.3	4.7
Income before income taxes	6.9	5.6
Net income	6.9	5.6

		Unit sales for the six months ended June 30, 2001 and 2002		
		2001	2002	% Change
Luoyang Motorcycle	- 50cc model	7,398	10,489	41.8
	- 70cc model	-	401	N/A
	- 90cc model	45,090	47,852	6.1
	- 100cc model	28,213	36,432	29.1
	- 110cc model	1,536	16,113	949.0
	- 125cc model	11,645	23,202	99.2
	- 150cc model	202	709	251.0
	Total	94,084	135,198	43.7
Shanghai Machinery	- Air conditioner compressors	365,833	479,578	31.1
	- Receiver-dryers	220,839	240,809	9.0
Deni Carburetor	- Motorcycle carburetors	1,001,097	1,594,462	59.3
	- Automotive carburetors	13,201	7,577	(42.6)

- end -

Distributed by Ek Chor China Motorcycle Co. Ltd.
For further information, please contact:

Ek Chor China Motorcycle Co. Ltd.
Edward Chih-Li Chen

Tel: (8621) 6467 8112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ek Chor China Motorcycle Co. Ltd.
(Registrant)



Date : September 17, 2002

By : ____________________
Robert Ping-Hsien Ho
Director